Exhibit 4.2

ANGEL OAK RESIDENTIAL EVERGREEN TRUST

Form of Share Repurchase Plan

Effective [•], 2026

Definitions

Company – shall mean Angel Oak Residential Evergreen Trust, a Maryland statutory trust.

Manager – shall mean Angel Oak Capital Advisors, LLC, a Delaware limited liability company.

NAV – shall mean the net asset value of the Company attributable to its Shareholders or the net asset value of a type of its shares, as the context requires, determined in accordance with the Company’s Net Asset Value Calculation and Valuation Guidelines as described in the Company’s Private Placement Memorandum, as amended or supplemented from time to time.

Plan – shall mean this share repurchase plan of the Company.

Shareholders – shall mean the holders of common shares of beneficial interest of the Company.

Share Repurchase Plan

While you should view your investment as long-term with limited liquidity, we have adopted a share repurchase plan, whereby on a quarterly basis, shareholders may request that we repurchase all or any portion of their shares. We expect to begin the share repurchase plan on the last calendar day of the first full calendar quarter following the date of the Initial Closing. We may not have sufficient liquid resources to fund repurchase requests. In addition, we have established limitations on the amount of funds we may use for repurchases during any calendar quarter. See “—Repurchase Limitations” below.

You may request that we repurchase our common shares through your financial advisor or financial intermediary or directly with our transfer agent. The procedures relating to the repurchase of our common shares are as follows:

•	Certain financial intermediaries require that their clients process repurchases through their financial intermediary, which may impact the time necessary to process such repurchase request, impose more restrictive deadlines than described under our share repurchase plan, impact the timing of a shareholder receiving repurchase proceeds and require different paperwork or process than described in our share repurchase plan. Please contact your financial advisor or financial intermediary first if you want to request the repurchase of your shares.

•	Under our share repurchase plan, to the extent we choose to repurchase shares in any particular quarter we will only repurchase shares as of the Repurchase Date. To have your shares repurchased, your repurchase request and required documentation must be received in good order by 4:00 p.m. (Eastern time) on the second to last business day of the applicable quarter. Settlements of share repurchases will generally be made within three business days of the Repurchase Date. Repurchase requests received and processed by our transfer agent will be effected at a repurchase price equal to the transaction price on the applicable Repurchase Date (which will generally be the most recently determined monthly NAV per share), subject to any Early Repurchase Deduction. The repurchase price will generally be based on our NAV as of the last calendar day of the month that is 2 months (approximately 60 days) prior to the Repurchase Date. For example, if the Repurchase Date is December 31, the transaction price generally will be based on our NAV as of October 31.

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•	A shareholder may withdraw his or her repurchase request by notifying the shareholder’s financial intermediary or by notifying our transfer agent. Repurchase requests must be canceled before 4:00 p.m. (Eastern time) on the second to last business day of the applicable quarter.

•	If a repurchase request is received after 4:00 p.m. (Eastern time) on the second-to-last business day of the applicable quarter, the repurchase request will be executed, if at all, on the next quarter’s Repurchase Date at the transaction price applicable to that quarter (subject to any Early Repurchase Deduction), unless such request is withdrawn prior to the repurchase. Repurchase requests received and processed by our transfer agent on a business day, but after the close of business on that day or on a day that is not a business day, will be deemed received on the next business day. All questions as to the form and validity (including time of receipt) of repurchase requests and notices of withdrawal will be determined by us, in our sole discretion, and such determination shall be final and binding.

•	Repurchase requests may be made by contacting your financial intermediary, subject to certain conditions described in this Memorandum. If making a repurchase request by contacting your financial intermediary, your financial intermediary may require you to provide certain documentation or information. If making a repurchase request by mail to the transfer agent, you must complete and sign a repurchase authorization form. Written requests should be sent to the transfer agent at the following address:

Continental Stock Transfer & Trust Company

1 State Street 30th Floor

New York, New York 10004

Corporate investors and other non-individual entities must have an appropriate certification on file authorizing repurchases. A signature guarantee may be required.

•	For processed repurchases, repurchase proceeds are to be paid either via check or wire, based upon the instruction indicated at the time of the repurchase request. To the extent a shareholder requests payment via wire, the shareholder will provide the transfer agent with the appropriate wire instructions for the specific repurchase.

•	A medallion signature guarantee will be required in certain circumstances. The medallion signature process protects shareholders by verifying the authenticity of a signature and limiting unauthorized fraudulent transactions. A medallion signature guarantee may be obtained from a domestic bank or trust company, broker-dealer, clearing agency, savings association or other financial institution which participates in a medallion program recognized by the Securities Transfer Association. The three recognized medallion programs are the Securities Transfer Agents Medallion Program, the Stock Exchanges Medallion Program and the New York Stock Exchange, Inc. Medallion Signature Program. Signature guarantees from financial institutions that are not participating in any of these medallion programs will not be accepted. A notary public cannot provide signature guarantees. We reserve the right to amend, waive or discontinue this policy at any time and establish other criteria for verifying the authenticity of any repurchase or transaction request. We may require a medallion signature guarantee if, among other reasons: (a) the amount of the repurchase request is over $500,000; (b) you wish to have repurchase proceeds transferred by wire to an account other than the designated bank or brokerage account on file for at least 30 days or sent to an address other than your address of record for the past 30 days; or (c) our transfer agent cannot confirm your identity or suspects fraudulent activity.

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•	If a shareholder has made multiple purchases of our common shares, any repurchase request will be processed on a first in/first out basis unless otherwise requested in the repurchase request.

Minimum Account Repurchases

In the event that any shareholder fails to maintain the minimum balance of $500 of shares, we may seek to repurchase all of the shares held by that shareholder at the repurchase price in effect on the date we determine that the shareholder has failed to meet the minimum balance, less any Early Repurchase Deduction.

Minimum account repurchases will apply even if the failure to meet the minimum balance is caused solely by a decline in our NAV. Minimum account repurchases are subject to the Early Repurchase Deduction.

Sources of Funds for Repurchases

Unless our board of trustees determines otherwise, we may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may pay from such sources.

In an effort to have adequate cash available to support our share repurchase, we may reserve borrowing capacity under a line of credit. We could then elect to borrow against this line of credit in part to repurchase shares presented for repurchase during periods when we do not have sufficient proceeds from operating cash flows or the sale of shares in this continuous offering to fund all repurchase requests. If we determine to obtain a line of credit, we would expect that it would afford us borrowing availability to fund repurchases. As our assets increase, however, it may not be commercially feasible or we may not be able to secure a line of credit of that size. Moreover, actual availability may be reduced at any given time if we use borrowings under the line of credit to fund repurchases or for other corporate purposes.

We may repurchase fewer shares than have been requested in any particular quarter to be repurchased under our share repurchase plan, or none at all, in our discretion at any time. In addition, the total amount of aggregate repurchases of all classes or series of shares and OP units in the Operating Partnership held by holders other than us or our affiliates is limited to no more 5% of our aggregate NAV attributable to shareholders per calendar quarter (measured using the aggregate NAV as of the end of the immediately preceding calendar quarter).

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If we determine to repurchase some but not all of the shares submitted for repurchase during any quarter, shares submitted for repurchase during such quarter are repurchased on a pro rata basis. All unsatisfied repurchase requests must be resubmitted after the start of the next quarter, or upon the recommencement of the share repurchase plan, as applicable.

Repurchase Limitations

We may repurchase fewer shares than have been requested in any particular quarter to be repurchased under our share repurchase plan, or none at all, in our discretion at any time. Should repurchase requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Company as a whole, or should we otherwise determine that investing our liquid assets in real properties or other illiquid investments rather than repurchasing our shares is in the best interests of the Company as a whole, we may choose to repurchase fewer shares in any particular quarter than have been requested to be repurchased, or none at all. Further, our board of trustees may make exceptions to, modify or suspend our share repurchase plan if in its reasonable judgment it deems such action to be in our best interest and the best interest of our shareholders. Material modifications to the share repurchase plan, including any amendment to the 5% quarterly limitations on repurchases, and suspensions of the share repurchase plan will be promptly disclosed to shareholders’ financial advisors. In addition, we may determine to suspend the share repurchase plan due to regulatory changes, changes in law or if we become aware of undisclosed material information that we believe should be publicly disclosed before shares are repurchased. Once the share repurchase plan is suspended, board of trustees must affirmatively authorize the recommencement of the plan before shareholder requests will be considered again. Upon a suspension of our share repurchase plan, our board of trustees will consider at least quarterly whether the continued suspension of our share repurchase plan remains in our best interest and the best interest of our shareholders. However, our board of trustees is not required to authorize the recommencement of our share repurchase plan within any specified period of time. Our board of trustees may also determine to terminate our share repurchase plan if required by applicable law or in connection with a transaction in which our shareholders receive liquidity for their common shares, such as a sale or merger of our company or listing of our shares on a national securities exchange.

Series A-I shares, Series A-II shares and Series B shares will not be subject to any minimum holding period prior to being eligible for repurchase under the share repurchase plan.

Shareholders who are exchanging a series of our shares for an equivalent aggregate NAV of another series of our shares will not be subject to, and such exchanges will not be treated as repurchases for the calculation of, the 5% quarterly limitation on repurchases and will not be subject to the Early Repurchase Deduction.

Shares or OP Units issued to the Manager and its affiliates under our management fee or as reimbursements of expenses or for the Special Limited Partner’s performance participation interest are not subject to the Early Repurchase Deduction and are not subject to the 5% quarterly repurchase limitation to the extent of the cash value of such shares or OP Units as of the date of issuance..

Early Repurchase Deduction

There is no minimum holding period for shares of our common shares and shareholders can request that we repurchase their shares at any time. However, subject to limited exceptions, shares that have not been outstanding for at least one year will be repurchased at 95% of the transaction price. The one-year holding period is measured as of first calendar day immediately following the prospective repurchase date. This Early Repurchase Deduction will also generally apply to minimum account repurchases. The Early Repurchase Deduction will not apply to shares acquired through our distribution reinvestment plan.

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The Early Repurchase Deduction will inure indirectly to the benefit of our remaining shareholders and is intended to offset the trading costs, market impact and other costs associated with short-term trading in our common shares. We may, from time to time, waive the Early Repurchase Deduction in the following circumstances (subject to the conditions described below):

•	repurchases resulting from death or qualifying disability; or

•	in the event that a shareholder’s shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance.

As set forth above, we may waive the Early Repurchase Deduction in respect of repurchase of shares resulting from the death of a shareholder who is a natural person, subject to the conditions and limitations described below, including shares held by such shareholder through a revocable grantor trust or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the shareholder, the recipient of the shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who shall have the sole ability to request repurchase on behalf of the trust. We must receive the written repurchase request within 12 months after the death of the shareholder in order for the requesting party to rely on the special treatment described above that may be afforded in the event of the death of a shareholder. Such a written request must be accompanied by a certified copy of the official death certificate of the shareholder. If spouses are joint registered holders of shares, the request to have the shares repurchased may be made if either of the registered holders dies. If the shareholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of waiver of the Early Repurchase Deduction does not apply.

Furthermore, as set forth above, we may waive the Early Repurchase Deduction in respect of repurchase of shares held by a shareholder who is a natural person who is deemed to have a qualifying disability (as such term is defined in Section 72(m)(7) of the Code), subject to the conditions and limitations described below, including shares held by such shareholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from such shareholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the shareholder became a shareholder. We must receive the written repurchase request within 12 months of the initial determination of the shareholder’s disability in order for the shareholder to rely on waiver of the Early Repurchase Deduction that may be granted in the event of the disability of a shareholder. If spouses are joint registered holders of shares, the request to have the shares repurchased may be made if either of the registered holders acquires a qualifying disability. If the shareholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of waiver of the Early Repurchase Deduction does not apply.

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Items of Note

When you make a request to have shares repurchased, you should note the following:

•	if you are requesting that some but not all of your shares be repurchased, keep your balance above $500 to avoid minimum account repurchase, if applicable;

•	you will not receive interest on amounts represented by uncashed repurchase checks;

•	under applicable anti-money laundering regulations and other federal regulations, repurchase requests may be suspended, restricted or canceled and the proceeds may be withheld; and

•	all common shares requested to be repurchased must be beneficially owned by the shareholder of record making the request or his or her estate, heir or beneficiary, or the party requesting the repurchase must be authorized to do so by the shareholder of record of the shares or his or her estate, heir or beneficiary, and such common shares must be fully transferable and not subject to any liens or encumbrances. In certain cases, we may ask the requesting party to provide evidence satisfactory to us that the shares requested for repurchase are not subject to any liens or encumbrances. If we determine that a lien exists against the shares, we will not be obligated to repurchase any shares subject to the lien.

IRS regulations require us to determine and disclose on Form 1099-B the adjusted cost basis for our shares sold or repurchased. Although there are several available methods for determining the adjusted cost basis, unless you elect otherwise, which you may do by checking the appropriate box on the subscription agreement or calling the transfer agent, we will utilize the first-in/first-out method.

Frequent Trading and Other Policies

We may reject for any reason, or cancel as permitted or required by law, any purchase orders for our common shares. For example, we may reject any purchase orders from market timers or investors that, in our opinion, may be disruptive to our operations. Frequent purchases and sales of our shares can harm shareholders in. various ways, including reducing the returns to long-term shareholders by increasing our costs, disrupting portfolio management strategies and diluting the value of the shares of long-term shareholders.

In general, shareholders may request that we repurchase their shares once every 30 days. However, we prohibit frequent trading. We define frequent trading as follows:

•	any shareholder who requests that we repurchase common shares within 30 calendar days of the purchase of such common shares;

•	transactions deemed harmful or excessive by us (including, but not limited to, patterns of purchases and repurchases), in our sole discretion; and

•	transactions initiated by financial advisors, among multiple shareholder accounts, that in the aggregate are deemed harmful or excessive.

The following are excluded when determining whether transactions are excessive:

•	purchases and requests for repurchase of our shares in the amount of $2,500 or less;

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•	purchases or repurchases initiated by us; and

•	transactions subject to the trading policy of an intermediary that we deem materially similar to our policy.

At the Manager’s or the intermediary manager’s (if any) discretion, upon the first violation of the policy in a calendar year, purchase and repurchase privileges may be suspended for 90 days. Upon a second violation in a calendar year, purchase and repurchase privileges may be suspended for 180 days. On the next business day following the end of the 90 or 180-day suspension, any transaction restrictions placed on a shareholder may be removed.

Mail and Telephone Instructions

We and our transfer agent will not be responsible for the authenticity of mail or phone instructions or losses, if any, resulting from unauthorized shareholder transactions if they reasonably believe that such instructions were genuine. We and our transfer agent have established reasonable procedures to confirm that instructions are genuine including requiring the shareholder to provide certain specific identifying information on file and sending written confirmation to shareholders of record no later than five days following execution of the instruction. Shareholders, or their designated custodian or fiduciary, should carefully review such correspondence to ensure that the instructions were properly acted upon. If any discrepancies are noted, the shareholder, or its agent, should contact his, her or its financial advisor as well as our transfer agent in a timely manner, but in no event more than 60 days from receipt of such correspondence. Failure to notify such entities in a timely manner will relieve us, our transfer agent and the financial advisor of any liability with respect to the discrepancy.

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